UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Immersion Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
452521107
(CUSIP Number)
John Fichthorn c/o Dialectic Capital Management, LLC 875 Third Avenue, 15th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 5, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
2,008,702
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
2,008,702
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,008,702
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%
14.	TYPE OF REPORTING PERSON
IA, OO

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
938,972
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
938,972
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
938,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%
14.	TYPE OF REPORTING PERSON
OO

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
240,965
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
240,965
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
240,965
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
484,440
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
484,440
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Antithesis Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
698,007
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
698,007
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,007
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Antithesis Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
585,290
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
585,290
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
585,290
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
24,750
8.	SHARED VOTING POWER
2,008,702
9.	SOLE DISPOSITIVE POWER
24,750
10.	SHARED DISPOSITIVE POWER
2,008,702
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,033,452
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%
14.	TYPE OF REPORTING PERSON
IN, HC

CUSIP No.	452521107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Luke Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
2,008,702
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
2,008,702
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,008,702
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%
14.	TYPE OF REPORTING PERSON
IN, HC

CUSIP No.	452521107

Item 1.	Security and Issuer

This Amendment No. 3 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on January 10, 2011 as further amended by Amendment No. 1 filed on March 11, 2011 and Amendment No. 2 filed on March 18, 2011 (the “Schedule 13D”) by the Reporting Persons with respect to the shares of common stock, $0.001 par value per share (the “Shares”) of Immersion Corporation (the “Issuer”), whose principal executive offices are located at 30 Rio Robles, San Jose, California 95134.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager of Dialectic Capital Partners, LP, a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), Dialectic Capital, LLC, a Delaware limited liability company (the “General Partner”), the general partner of DCP and DAP, John Fichthorn, a natural person who is a U.S. citizen (“JF”) and a managing member of the Investment Manager and the General Partner, and Luke Fichthorn, a natural person who is a U.S. citizen (“LF”) and a managing member of the Investment Manager and the General Partner (the Investment Manager, the General Partner, DCP, DOF, DAP, DAO, JF and LF, collectively, the “Reporting Persons”).

(b)  The principal business address for each of the Investment Manager, the General Partner, DCP, DAP, JF and LF is 875 Third Avenue, 15th Floor, New York, New York 10022.  The principal business address for DOF and DAO is c/o International Fund Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

(c)  The principal business of DCP, DOF, DAP and DAO is investing in securities.  The principal business of the Investment Manager is providing investment advice.  The principal business of the General Partner is to serve as general partner.  The principal occupation of JF and LF is investment management.

JF and LF are the managing members of the Investment Manager and the General Partner and, as a result, each of JF and LF may be deemed to control such entity.  Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares by virtue of the Investment Manager’s role as investment manager to DCP, DOF, DAP and DAO and the General Partner’s role as general partner of DCP and DAP.  Each of the Investment Manager, the General Partner, JF and LF disclaim beneficial ownership of the Shares owned by DCP, DOF, DAP and DAO except to the extent of its, or his, respective pecuniary interest, if any, therein.

(d) and (e)  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person named herein is based upon 28,540,103 Shares outstanding as of July 26, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2013.

(a, b) Investment Manager

As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 2,008,702 Shares, constituting approximately 7.0% of the Shares outstanding.  The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,008,702 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,008,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to the Investment Manager, shall not be considered an admission that it, for the purpose of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is the beneficial owner of any Shares in which it does not have a pecuniary interest.  The Investment Manager disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

General Partner

As of the date hereof, the General Partner may be deemed to be the beneficial owner of 938,972 Shares, constituting approximately 3.3% of the Shares outstanding.  The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 938,972 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 938,972 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to the General Partner, shall not be considered an admission that it, for the purpose of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is the beneficial owner of any Shares in which it does not have a pecuniary interest.  The General Partner disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own

DCP

As of the date hereof, DCP may be deemed to be the beneficial owner of 240,965 Shares, constituting approximately 1.0% of the Shares outstanding.  DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 240,965 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 240,965 Shares.

In addition, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, DCP may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DCP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest.  DCP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

DOF

As of the date hereof, DOF may be deemed to be the beneficial owner of 484,440 Shares, constituting approximately 1.7% of the Shares outstanding.  DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 484,440 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 484,440 Shares.

In addition, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, DOF may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DOF, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest.  DOF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

DAP

As of the date hereof, DAP may be deemed to be the beneficial owner of 698,007 Shares, constituting approximately 2.4% of the Shares outstanding.  DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 698,007 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 698,007 Shares.

In addition, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, DAP may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest.  DAP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own

DAO

As of the date hereof, DAO may be deemed to be the beneficial owner of  585,290 Shares, constituting approximately 2.1% of the Shares outstanding.  DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 585,290 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 585,290 Shares.

In addition, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, DAO may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAO, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest.  DAO disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

JF

As of the date hereof, JF may be deemed to be the beneficial owner of 2,033,452 Shares, constituting approximately 7.1% of the Shares outstanding.  JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,008,702 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,008,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to JF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest.  JF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

LF

As of the date hereof, LF may be deemed to be the beneficial owner of 2,008,702 Shares, constituting approximately 7.0% of the Shares outstanding.  LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,008,702 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,008,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to LF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest.  LF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

(c)  The Reporting Persons have not purchased or sole Shares within the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of September 3, 2013 (the “13D Joint Filing Agreement), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission.  The 13D Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference in its entirety in this response to Item 6.

Item 7.	Material to be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALECTIC CAPITAL MANAGEMENT, LLC
Date: September 3, 2013
	By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC CAPITAL, LLC

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner
By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner
By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By:	/s/ John Fichthorn

By:	/s/ John Fichthorn

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.001 par value per share, of Immersion Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

DIALECTIC CAPITAL MANAGEMENT, LLC
Date: September 3, 2013
	By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC CAPITAL, LLC

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner
By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner
By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By:	/s/ John Fichthorn

By:	/s/ John Fichthorn